2450 Fondren Suite 200                                            ClearWorks.net
Houston, TX 77063

ClearWorks.net, Inc.
Phone 713.334.2595
Fax 713.334.6565

                                    Filed by ClearWorks.net, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of Securities Exchange Act of 1934.
                                    Subject Company: ClearWorks.net, Inc.
                                    Commission File No. 000-26547

PRESS RELEASE

CLEARWORKS.NET MERGER WITH EAGLE WIRELESS CLOSES

COMPLETED DEAL POSITIONS COMPANY TO EXPLODE INTO DEMAND FOR BROADBAND ACCESS


HOUSTON, TX - September 18, 2000: ClearWorks.net (AMEX:CLW) announced today that its pending merger with Eagle Wireless International (AMEX:EAG) has closed. The merger between the two companies announced on August 15, 2000, closed today and is pending approval by the shareholders. The merger terms remained consistent, calling for each ClearWorks.net shareholder to receive four Eagle common shares for each five ClearWorks.net common shares surrendered. Dr. H. Dean Cubley will hold the position of Chairman of the Board and will serve as Co-CEO with Michael McClere. The combined Companies are now taking the next steps in completing the process by submitting the appropriate SEC filings and proxys that are required for a shareholder vote. The combined Company's represent an initial market capitalization of approximately $300 million dollars. The Company's expect to begin trading under a consolidated symbol on the American Stock Exchange (AMEX) as soon as the transaction is approved.

According to Michael T. McClere, CEO of ClearWorks.net, "I believe this merger will create tremendous value to both sets of shareholders. We are positioned to become the nation's leader in the delivery of true high-speed broadband access directly to consumers and businesses, and we posses key proprietary technology that year's ahead of our competitors. Dr. Cubley and I are working in the true spirit of cooperation to ensure that we capitalize on the huge market potential


o  For Release 8:00 a.m. EDT, September 18, 2000
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for the combined company. Our skills compliment each other allowing us to maximize the company efficiencies and our rapidly growing business."

Dr. Cubley added, "both Company's management teams were working around the clock to provide the necessary effort level in this high demand market. The combined management teams will allow us to focus and be more efficient in the execution of our business plan. Mr. McClere and I have worked the necessary details to ensue long term success and avoid conflict in combining the organizations."

The Company will begin the combination of the organizations immediately as well as continuing the development of new business opportunities. Several of the Company's potential customers overlap, providing opportunities to close new business and garner market share in the Company's respective markets. The expansion of the Company will continue and be evaluated on a needs basis.

It is expected that Eagle Wireless will file a registration statement on SEC Form S-4 and Eagle Wireless and Clearworks.net will file a joint proxy statement/prospectus with the SEC in connection with the transaction, and that Eagle Wireless and Clearworks.net will mail a joint proxy statement/prospectus to stockholders of Eagle Wireless and Clearworks.net containing information about the transaction. Investors and security holders of both Eagle Wireless and Clearworks.net are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger contained in the Form S-4 because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed by Eagle Wireless and Clearworks.net with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Eagle Wireless and Clearworks.net.

Eagle Wireless and Clearworks.net, and their executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Eagle Wireless and Clearworks.net, respectively with respect to the transactions contemplated by the merger agreement. Information regarding Eagle Wireless' officers and directors is included in the Form SB-2 filed by Eagle Wireless with the SEC on July 14, 2000. This document is available free of charge at the SEC's web site at www.sec.gov and from Eagle Wireless on request. Information regarding Clearworks.net's officers and directors is included in Clearworks.net's amended Form 10-KSB filed with the SEC on July 3, 2000. This document is available free of charge at the SEC's web site at www.sec.gov and from Clearworks.net on request.

ClearWorks.net is one of the leading providers of Fiber-to-the-Home (FTTH), often referred to as "the last mile" solution for neighborhoods and businesses utilizing the company's Bundled Digital Services (BDS) which include high-speed Internet connectivity, dial-tone, digital multi-channel video, on-demand video rental, a community Intranet and other digital services. For more information on ClearWorks.net, please visit the company's website at WWW.CLEARWORKS.NET.

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Eagle Wireless International, Inc., and its subsidiaries are leading suppliers of broadband wired and wireless equipment and services for the Internet, multimedia set-top boxes, one- and two-way wireless messaging, specialized mobile radio, remote data acquisition and meter reading, and integrated wired and wireless convergence product markets. The company is headquartered in League City, Texas, near the NASA Johnson Space Center, south of Houston. Further news updates on Eagle and its products are available at WWW.EGLW.COM, WWW.BROADBANDMAGIC.COM, WWW.ATLANTICPACIFIC.NET, WWW.ETOOLZ.COM, and WWW.OTCFN.COM/EGLW.


Safe Harbor Statement Under Private Securities Litigation Reform Act of 1995:
The above statements in regard to ClearWorks.net, Inc. and Eagle Wireless International and their affiliates and subsidiaries which are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including ClearWorks.net, Inc.'s and Eagle Wireless International, Inc's beliefs, expectation, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ materially from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate and marketplace changes.

For Investor Information contact:   Michael McClere, CEO
                                    ClearWorks.net, Inc.
                                    INVESTOR@CLEARWORKS.NET
                                    (713) 334-2595

                         or         Dodi B. Handy
                                    Continental Capital & Equity Corporation
                                    DODI@INSIDEWALLSTREET.COM
                                    (407) 682-2001